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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

(Amendment No. 3)

Ardea Biosciences, Inc. (Name of Issuer)

Common Stock (Title of Class of Securities)

03969P107 (CUSIP Number)

December 31, 2008 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b) ☒ Rule 13d-1(c) ☐ Rule 13d-1(d)

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*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03969P107	13G/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON: Andreeff Equity Advisors, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		1,277,279
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		1,277,279

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	1,277,279

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	8.49%

12	TYPE OF REPORTING PERSON*
	IA, CO

CUSIP No. 03969P107	13G/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON: Dane Andreeff

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		1,277,279
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		1,277,279

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	1,277,279

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	8.49%

12	TYPE OF REPORTING PERSON*
	IN, HC

CUSIP No. 03969P107	13G/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON: Maple Leaf Capital I, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		676,975
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		676,975

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	676,975

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	4.5%

12	TYPE OF REPORTING PERSON*
	CO, HC

CUSIP No. 03969P107	13G/A	Page 5 of 7 Pages

ITEM 1(a).      NAME OF ISSUER:

Ardea Biosciences, Inc.

ITEM 1(b).      ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

4939 Directors Place

San Diego, CA 92121

ITEM 2(a).      NAME OF PERSON FILING:

This Schedule 13G/A is being filed on behalf of the following persons (the “Reporting Persons”):

(i)	Andreeff Equity Advisors, L.L.C. (“AEA”)
(ii)	Dane Andreeff
(iii)	Maple Leaf Capital I, L.L.C. (“Capital”)

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The principal business office of the Reporting Persons filing this Schedule 13G/A is located at 140 East St. Lucia Lane, Santa Rosa Beach, FL 32459.

ITEM 2(c).      CITIZENSHIP:

(i)	AEA:	a Delaware limited liability company
(ii)	Dane Andreeff:	Canada
(iii)	Capital:	a Delaware limited liability company

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

  Common Stock

ITEM 2(e).      CUSIP Number:

  03969P107

CUSIP No. 03969P107	13G/A	Page 6 of 7 Pages

ITEM 3.        IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS:    One of the following

Not applicable.

ITEM 4.        OWNERSHIP:

The information in items 1 and 5 through 11 on the cover pages (pp. 2-4) on this Schedule 13G/A is hereby incorporated by reference.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities check the following.     ☐

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7.        IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Mr. Andreeff is the Managing Member of Andreeff Equity Advisors, L.L.C. (“AEA”). AEA is the Investment Adviser of the following limited partnerships, each of which owns less than 5% of the issuer’s securities:

(i) Maple Leaf Partners, L.P.

(ii) Maple Leaf Partners I, L.P.

AEA is the Investment Adviser and Mr. Andreeff is the Director of Maple Leaf Offshore, Ltd., which owns less than 5% of the issuer’s securities.

Mr. Andreeff is the Managing Member of Maple Leaf Capital I, L.L.C. (“Capital”). Capital is the General Partner of the following limited partnerships, which now own, in the aggregate, less than 5% of the issuer’s securities:

 (i) Maple Leaf Partners, L.P.

 (ii) Maple Leaf Partners I, L.P.

Consequently, Capital has ceased to be the beneficial owner of more than 5% of the issuer’s securities.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:

Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

CUSIP No. 03969P107	13G/A	Page 7 of 7 Pages

ITEM 10.        CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 13, 2009

/s/ Dane Andreeff

Dane Andreeff *

ANDREEFF EQUITY ADVISORS, L.L.C.*

By: Dane Andreeff

/s/ Dane Andreeff

Name: Dane Andreeff

Title: Managing Member

MAPLE LEAF CAPITAL I, L.L.C.*

By: Dane Andreeff

/s/ Dane Andreeff

Name: Dane Andreeff

Title: Managing Member

* The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

EXHIBIT A

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a statement on Schedule 13G and all amendments thereto with respect to the Common Stock of Ardea Biosciences, Inc. beneficially owned by each of them, and the inclusion of this Joint Filing Agreement as an exhibit thereto.

Dated: February 13, 2009

/s/ Dane Andreeff

Dane Andreeff

ANDREEFF EQUITY ADVISORS, L.L.C.

By: Dane Andreeff

/s/ Dane Andreeff

Name: Dane Andreeff

Title: Managing Member

MAPLE LEAF CAPITAL I, L.L.C.

By: Dane Andreeff

/s/ Dane Andreeff

Name: Dane Andreeff

Title: Managing Member